FILED BY ROADWAY CORPORATION
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
SUBJECT COMPANY: ROADWAY CORPORATION
COMMISSION FILE NO.: 000-32821

     This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

FORWARD LOOKING STATEMENTS

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “expect,” “will,” “look forward to” and similar expressions are intended to identify forward-looking statements.

The expectations set forth in this document regarding accretion, returns on invested capital, achievement of annual savings and synergies, achievement of strong cash flow, sufficiency of cash flow to fund capital expenditures and achievement of debt reduction targets are only the parties’ expectations regarding these matters. Actual results could differ materially from these expectations depending on factors such as the combined company’s cost of capital, the ability of the combined company to identify and implement cost savings, synergies and efficiencies in the time frame needed to achieve these expectations, prior contractual commitments of the combined companies and their ability to terminate these commitments or amend, renegotiate or settle the same, the combined company’s actual capital needs, the absence of any material incident of property damage or other hazard that could affect the need to effect capital expenditures, any unforeseen merger or acquisition opportunities that could affect capital needs, the costs incurred in implementing synergies and the factors that generally effect both Yellow’s and Roadway’s respective businesses as further outlined in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in each of the companies respective Annual Reports on Form 10-K for the year ended December 31, 2002. Yellow’s plans regarding the maintenance of the separate Yellow and Roadway brands and networks, the continuation of the Roadway headquarters as a major operational center, the focus on administrative and back office synergies and workforce rationalizations are only its current plans and intentions regarding these matters. Actual actions that the combined company may take may differ from time to time as the combined company may deem necessary or advisable in the best interest of the combined company and its shareholders to attempt to achieve the successful integration of the companies, the synergies needed to make the transaction a financial success and to react to the economy and the combined company’s market for its transportation services.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Yellow and Roadway will file a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the SEC. Investors are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Yellow free of charge by requesting them in writing from Yellow or by telephone at (913) 696-6100. You may obtain documents filed with the SEC by Roadway free of charge by requesting them in writing from Roadway or by telephone at (330) 384-1717.

Yellow and Roadway, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Yellow and Roadway in connection with the merger. Information about the directors and executive officers of Yellow and their ownership of Yellow stock is set forth in the proxy statement for Yellow’s 2003 Annual Meeting of Stockholders. Information about the directors and executive officers of Roadway and their ownership of Roadway stock is set forth in the proxy statement for Roadway’s 2003 Annual Meeting of Stockholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

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THE FOLLOWING ELECTRONIC SLIDES WERE USED BY ROADWAY CORPORATION AND YELLOW CORPORATION AS PART OF A JOINT PRESENTATION TO ANALYSTS AND INVESTORS ON JULY 8, 2003.

Yellow - Roadway Corporation July 8, 2003

A Strategic Combination Complementary Expertise, Services and Technologies Complementary Expertise, Services and Technologies Complementary Expertise, Services and Technologies Industry Leading Technologies Making Global Commerce Work by Connecting People, Places & Information

The Right Strategy, the Right Partner, the Right Brands, at the Right Time Advances Strategy Capitalize on strengths and minimize risks through continued investments in both companies' brands Strengthens Competitive Position Comprehensive portfolio of transportation services Grows premium services Offers non-asset solutions to customers

The Right Strategy, the Right Partner, the Right Brands, at the Right Time Benefits Customers Key customer interfaces remain in place and unchanged Supported by industry leading technology Provides Stable Work Environment for Employees Favorable Financial Markets Potential of Economic Recovery Provide the Best Customer Service and Build Shareholder Value

* Assumes a 50% cash election The Right Strategy, the Right Partner, the Right Brands, at the Right Time Highlights of the Transaction Offer of $48 per share - 50% cash, 50% stock* Roadway shareholders receive .962 shares of Yellow stock for every share they own* 15% collar, 33% walk-away Expect accretion within 12 months of closing Committed financing in place Three Roadway directors will join the Yellow-Roadway board of directors

Creates Significant Scale & Capabilities Estimated 2003 revenues of more than $6 billion Nearly 48,000 employees Significant North American networks Broad global and non-asset capabilities capabilities capabilities capabilities capabilities capabilities capabilities capabilities The largest North American transportation company focused on the movement of big shipments for business.

Expanding Our Market through Complementary Services... Comprehensive coverage of North America Premium expedited and time-definite air and ground service Next-day and second-day regional services Global freight forwarding and customs brokerage service Specialized services for trade shows and high security requirements Services for volume shipments and reverse logistics Transportation management and supply chain solutions

Technology that Benefits Customers & Creates Operational Efficiencies... Efficient variable speed networks provide the ability to serve multiple markets Industry leading customer service capabilities Ability to manage costs with business volumes E-commerce connectivity with customers and trading partners Accelerates new technology development opportunities Leverages expertise of both technology teams

Serving a Broad Array of Customer Requirements... Significant market presence Represented in all major industry segments Servicing customer needs in regional, national, and international markets National Service 0.53 Truckload 0.06 Specialized Services 0.13 1 and 2 day service 0.28

Approximately $30 million of cost synergies required to be accretive in 2004, which represents: Less than 0.5% of operating expenses Less than 1.6% of non-labor costs Conservative case of $45 million in cost synergies Total potential cost synergies exceed $125 million Expect accretion within 12 months of closing Synergies (millions) > $125 $45 $30 Synergies to be accretive Available synergies - low end Available synergies - high end Accretive Transaction

Pro Forma Leverage Both companies will continue to reduce debt between now and year-end Strength of current balance sheets support transaction financing Free cash flow generation allows for rapid debt reduction NOPAT return on capital above cost of capital within 12 months of closing Debt to EBITDA 2.6x <2.25x <2.00x Today* 12/31/03 12/31/04 Debt to Capital 51% <50% <44% Today* 12/31/03 12/31/04 Today* - Pro Forma estimate 6/30/03

Summary of Strategic Combination Comprehensive portfolio of transportation services Continue to invest in and build both companies' brands Benefit for customers Minimal impact for employees Opportunities to leverage expertise and strengths Cost synergies required to be accretive are very attainable Additional synergies available Provides new growth opportunities Economic recovery / 15% + incremental margins The Right Strategy, the Right Partner, the Right Brands, at the Right Time

Yellow - Roadway Corporation A Strategic Combination

Forward Looking Statements This presentation (and oral statements made regarding the subjects of this presentation, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "expect," "will," "remain," "estimated" and similar expressions are intended to identify forward-looking statements. The expectations set forth in this release regarding accretion, incremental margins, economic recovery, achievement of annual savings and synergies, achievement of strong cash flow, sufficiency of cash flow to fund capital expenditures and achievement of debt reduction targets are only the parties' expectations regarding these matters. Actual results could differ materially from these expectations depending on factors such as the combined company's cost of capital, the ability of the combined company to identify and implement cost savings, synergies and efficiencies in the time frame needed to achieve these expectations, prior contractual commitments of the combined companies and their ability to terminate these commitments or amend, renegotiate or settle the same, the combined company's actual capital needs, the absence of any material incident of property damage or other hazard that could affect the need to effect capital expenditures, any unforeseen merger or acquisition opportunities that could affect capital needs, the costs incurred in implementing synergies and the factors that generally effect both Yellow's and Roadway's respective businesses as further outlined in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in each of the companies respective Annual Reports on Form 10-K for the year ended December 31, 2002. Yellow's plans regarding the maintenance of the separate Yellow and Roadway brands and networks, technology matters, service offerings, the focus on administrative and back office synergies and are only its current plans and intentions regarding these matters. Actual actions that the combined company may take may differ from time to time as the combined company may deem necessary or advisable in the best interest of the combined company and its shareholders to attempt to achieve the successful integration of the companies, the synergies needed to make the transaction a financial success and to react to the economy and the combined company's market for its transportation services.